EXHIBIT 99.2

                              SEABRIDGE GOLD INC.

                             REPORT TO SHAREHOLDERS
                        QUARTER ENDED SEPTEMBER 30, 2004

3RD QUARTER HIGHLIGHTS

o  Drilling continues to improve Courageous Lake deposit
o  $2.3 million flow-through financing completed
o  Ownership in Pacific Intermountain Gold increased to 100%
o  South Gilbert exploration project optioned to Platte River Gold
o  Hecla commences drill program at Stonewall

PROJECTS

Positive assay results from 17 of 19 new diamond drill holes recently completed at Seabridge Gold's 100% owned Courageous Lake property in the Northwest Territories of Canada have confirmed that (1) the FAT deposit continues for at least an additional 300 meters to the south of the existing deposit and (2) there is significant potential within the existing deposit to convert non-interpolated zones into additional gold resources. Seabridge has commissioned Resource Modeling Inc. to update the resource model by incorporating the new drill results and restating gold resources under National Instrument 43-101 guidelines. The new resource model will then be used by Hatch to complete their Technical Assessment of the FAT deposit.

Earlier this summer Seabridge completed an 8-hole, 3,000-meter core drilling program at Courageous Lake designed to test for new potential bulk mineable gold targets. Three holes from this initial program demonstrated that the FAT deposit could continue for at least an additional 300 meters to the south of the known deposit. In August, Seabridge commenced a second phase of drilling consisting of an additional 19 core holes totaling approximately 7,000 metres. Sixteen of the new holes were drilled on 50-meter centers and across strike to quantify new gold resources within this 300-meter zone. Fifteen of these holes intersected gold grades and thicknesses similar to the existing FAT deposit.

Three of the 19 core holes drilled by Seabridge during the second phase were designed to test specific non-interpolated zones within the existing FAT deposit. These zones were in areas that had no historic drill intercepts, and accordingly, were modeled as waste. Two of the three holes drilled intersected gold mineralization over significant widths.

For detailed results from the recent drilling please see http://www.seabridgegold.net/press_releases/pr_105.pdf.

During the quarter, Seabridge increased its ownership in Pacific Intermountain Gold Corp. ("Pigco") to 100% by acquiring the outstanding 25% equity interest for forgiveness of inter-company debt and granting the previous owner a 10% participation in any proceeds generated by projects currently owned by Pigco.

Pigco has granted Platte River Gold (US) Inc., a privately held company, an option to earn a 50% working interest in the South Gilbert project located in Esmeralda County, Nevada. South Gilbert is one of more than 30 early-stage Nevada exploration projects held by Pigco. Platte River can earn their initial interest by expending US$1,000,000 in exploration over a four-year period and issuing Pigco 250,000 of its common shares. Upon completion of the initial earn-in, Platte River will have the option to increase its interest in the project to 65% by funding 100% of the costs to complete a bankable feasibility study.

Hecla Mining Company has commenced an 18-hole, 4,000-meter reverse circulation drill program at Pigco's Stonewall project located in Nye County, Nevada. Hecla can earn a 100% interest in the Stonewall project by expending US$750,000 in exploration over a three year period and paying Pigco US$250,000 in advance royalty payments. Upon completion of the earn-in, Pigco will retain a sliding-scale net smelter royalty interest in the property ranging from 2% to 8% based on the price of gold. Hecla will have the right to buy out half of the royalty at any time for US$1.5 million.

THE GOLD MARKET

As we write this, gold is poised at US$435 per ounce, a 16 year high and just above the triple top in the $428-432 formed over the past 2 years. The trend appears to be higher as pressure continues to build on the U.S. dollar.

In 1988-89, the U.S. dollar index fell 45%, quickly erasing a trade deficit which had reached 3.7% of GDP. Since 2002, the U.S. dollar index has declined more than 30% but the U.S. trade deficit has risen from 4.7% to 5.7% of GDP during the same time. U.S. goods imports are now running 85% above goods exports and the modest positive balance in services is rapidly approaching zero. Foreign investment flows into the U.S. were running at 150% of the trade deficit at the beginning of this year, providing more than enough inflow to stabilize the dollar and keep interest rates at generational lows. But foreign capital flows have declined for seven successive months and now account for just enough to balance the trade deficit. The dollar appears to be increasingly precarious and the re-election of President Bush further unnerves currency markets given his policy of tax reductions and expenditure increases which have opened up a historically large budget deficit. Many analysts now believe that a currency crisis is looming.

How the financial system copes with an over-owned and over-valued dollar will decide the gold price. Will foreign central banks continue to prop up the dollar which requires that they print excessive amounts of their own currencies to buy dollars? The longer the artificial support of the dollar continues, the greater the global trade imbalances grow and the more onerous the reconciliation. Or will foreign central banks withdraw support, forcing the Federal Reserve and the U.S. bond market to increase interest rates significantly? What seems clear is that the imbalances in the current financial system must soon be resolved and uncertainty over the consequences is being helpful to gold.

FINANCIAL RESULTS

During the three month period ended September 30, 2004, Seabridge posted a loss of $418,000 ($0.01 per share) compared to a $245,000 loss ($0.01 per share) for the same period last year. Also, during the quarter ended September 30, 2004, the Company closed a flow-through financing of $2.3 million consisting of 505,000 shares sold at $4.50 each to be spent at the Courageous Lake project and invested cash of $2,158,000 in mineral project exploration and development compared to $1,181,000 for the same period last year. At September 30, 2004 net working capital was $5,176,000 compared to $1,886,000 at December 31, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS,

/s/ Rudi P. Fronk

Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
November 9, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004

This Management Discussion and Analysis is dated November 9, 2004 and reflects the three-month and nine-month periods ended September 30, 2004 and should be read in conjunction with the consolidated financial statements and the Management Discussion and Analysis included in the 2003 Annual Report. The Company also published an Annual Information Form dated May 18, 2004 and a 20-F Report dated June 25, 2004 filed with the U.S. Securities and Exchange Commission. These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml or from the office of the Company.

COMPANY OVERVIEW

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with maximum leverage to a rising gold price. Over the past four years, when the price of gold was low, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge's principal projects include the Courageous Lake property located in the Northwest Territories, the Grassy Mountain property located in Oregon and the Kerr-Sulphurets and Red Mountain properties both located in British Columbia. Seabridge's common shares trade in Canada on the TSX Venture Exchange under the symbol "SEA" and in the United States on the American Stock Exchange under the symbol "SA".

RESULTS OF OPERATIONS

During the three months ended September 30, 2004, the Company incurred a loss of $418,000 or $0.01 per share compared to $245,000 or $0.01 per share in the same period of 2003. Management and consulting expenses were higher in the 2004 period due to increased corporate activity and a new policy to compensate directors which commenced in late 2003. In the current period there was a large increase in office, insurance and general expenses particularly for a new directors and officers insurance policy which cost $75,000 and was expensed in the third quarter of 2004. Professional fees were higher in 2004 due to additional services performed by the Company's auditors.

For the nine months ended September 30, 2004, the Company incurred a loss of $826,000 or $0.03 per share compared to $715,000 or $0.03 per share for the nine-month period in 2003. The loss in the current period was reduced by a $581,000 income tax recovery adjustment relating to the recognition of the Company's tax assets after renouncing the Canadian Exploration Expenditures to the investors of the flow-through financings completed in 2003. Without the tax recovery the loss for the nine-month period was $1,407,000. Management and consulting expenses were higher in the 2004 period due to increased corporate activity and a new policy to compensate directors. In the current year there were also stock options grants valued at $103,000 compared to $60,000 in the corresponding 2003 period. In the current year there was also a large increase in investor communications and exchange fees which is not typical of ongoing costs as the Company undertook extensive investor information tours to help secure additional financing and incurred high costs for listing on the American Stock Exchange

Also in the 2004 period, a 75% owned subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain.

QUARTERLY INFORMATION

Selected financial information for the first three quarters of 2004 and each of the last eight quarters for fiscal years 2003 and 2002:

--------------------------------------------------------------------------------------------------------
                                            3rd Quarter Ended    2nd Quarter Ended   1st Quarter Ended
                                            September 30, 2004     June 30, 2004       March 31, 2004
--------------------------------------------------------------------------------------------------------
(a) Revenue                                   $       Nil          $       Nil          $        Nil
(b) Profit (loss) for period                  $  (418,000)         $  (517,000)         $    109,000
(c) Earnings (loss) per share                 $     (0.01)         $     (0.02)         $       0.00
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                        4th Quarter Ended   3rd Quarter Ended    2nd Quarter Ended   1st Quarter Ended
                        December 31, 2003   September 30, 2003     June 30, 2003       March 31, 2003
--------------------------------------------------------------------------------------------------------
(a) Revenue              $         Nil        $        Nil         $         Nil        $        Nil
(b) Loss for period      $     623,000        $    245,000         $     231,000        $    239,000
(c) Loss per share       $        0.02        $       0.01         $        0.01        $       0.01
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                        4th Quarter Ended    3rd Quarter Ended   2nd Quarter Ended   1st Quarter Ended
                        December 31, 2002   September 30, 2002     June 30, 2002       March 31, 2002
--------------------------------------------------------------------------------------------------------
(a) Revenue              $         Nil        $        Nil         $         Nil        $        Nil
(b) Loss for period      $     538,000        $    671,000         $     267,000        $    154,000
(c) Loss per share       $        0.02        $       0.03         $        0.03        $       0.01
--------------------------------------------------------------------------------------------------------


MINERAL INTEREST ACTIVITIES

For the three-month period ended September 30, 2004, the Company incurred net expenditures of $2,207,000 on mineral interests compared to $1,176,000 in the same period of 2003. Of the expenditures incurred in the 2004 period, $1,948,000 was expended at its Courageous Lake project where work continued on a 10,000-meter diamond drill program and on an independent engineering study being prepared by Hatch. In addition, $81,000 was spent at the Grassy Mountain project where the Company is updating geologic and resource models for the deposit.

For the nine-month period ended September 30, 2004, the Company incurred net expenditures of $3,658,000 on mineral interests compared to $5,131,000 in the same period of 2003. During the 2003 period, the company incurred $2,203,000on the purchase of the Courageous Lake property triggered by the price of gold reaching US$360.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at September 30, 2004, was $5,176,000 compared to $1,886,000 at December 31, 2003. The increase in working capital resulted from a private placement financing of $5,400,000, a flow-through financing of $2,273,000 and $665,000 from warrant and stock option exercises. During the three-month period ended September 30, 2004, the Company's operating activities used $380,000 compared to $286,000 in the same period of 2003 and cash expenditures on mineral properties totaled $2,158,000 compared to $1,181,000 in 2003. At September 30, 2004, excess cash and cash for exploration expenditures amounting to $4,900,000 were invested in Canadian bank guaranteed certificates.

There is now sufficient cash on hand to complete the 2004 exploration and engineering programs at Courageous Lake and to cover corporate and administrative costs through 2005 and 2006. It is anticipated that additional financing may be required in 2005 should the Company elect to undertake additional exploration and/or engineering programs at its projects.

CHANGE IN ACCOUNTING POLICY

On January 1, 2004 the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants ("CICA") handbook section 3110, Asset Retirement Obligations ("HB3110"). Under this standard, future costs of asset retirement have been recognized and recorded as a liability at the fair value. There was no material effect on the prior period financial statements for the change in the method of accounting for asset retirement obligations.

SHARES ISSUED AND OUTSTANDING

At November 9, 2004, the issued and outstanding common shares of the Company totaled 29,589,785. In addition, there are 2,066,400 stock options granted (of which 700,000 are unexercisable) and 287,500 warrants issued and outstanding. On a fully diluted basis there would be 31,943,685 common shares issued and outstanding.

RELATED PARTY TRANSACTIONS

During the nine-month period ended September 30, 2004; a private company controlled by a director of the Company was paid $33,000 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $90,000 for corporate consulting services rendered; and directors fees for outside directors amounted to $75,000.

Insiders of the Company purchased 350,000 of the common shares in the private placement which closed in April 2004.

OUTLOOK

During the balance of 2004, the Company will continue to make exploration expenditures to advance its major project being Courageous Lake and to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its corporate requirements.

SEABRIDGE GOLD INC.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(000's of Canadian dollars)

                                                  September 30,    December 31,
               ASSETS                                      2004            2003
                                                  -------------    ------------
                                                    (unaudited)
Current Assets
     Cash and cash equivalents                         $    508        $  1,552
     Cash for exploration expenditures                    2,018           1,527
     Short-term deposits                                  2,882             891
     Accounts receivable                                    127             134
     Marketable securities                                  115             115
     Prepaid expenses                                        47               5
                                                      ---------------------------
                                                          5,697           4,224

Mineral Interests (Note 2)                               20,293          16,635
Investment                                                  749             749
Reclamation Deposits                                      1,000           1,225
Capital Assets                                               30              36
                                                      ---------------------------

                                                       $ 27,769        $ 22,869
                                                      ===========================
               LIABILITIES
Current Liabilities
     Accounts payable and accrued liabilities          $    521        $    393
     Due to vendors - Courageous Lake property                -           1,945
                                                      ---------------------------
                                                            521           2,338

Provision for Reclamation Liabilities (Note 3)            1,267           1,189
Minority Interest (Note 2)                                    -             189
                                                      ---------------------------
                                                          1,788           3,716
                                                      ---------------------------
               SHAREHOLDERS' EQUITY
Share Capital (Note 4)                                   42,120          34,470
Stock Options                                               692             610
Share Purchase Warrants                                     101             179
Contributed surplus                                          20              20

Deficit                                                 (16,952)        (16,126)
                                                      ---------------------------
                                                         25,981          19,153
                                                      ---------------------------

                                                       $ 27,769        $ 22,869
                                                      ===========================


     On Behalf of the Board of Directors


     /s/ Rudi P. Fronk            /s/ James S. Anthony
     -------------------------    -------------------------
     Rudi P. Fronk                James S. Anthony
      Director                     Director

SEABRIDGE GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(unaudited, 000's of Canadian dollars, except loss per share)

                                                       THREE MONTHS ENDED SEPT. 30,    NINE MONTHS ENDED SEPT. 30,
                                                              2004            2003            2004            2003
                                                       ----------------------------    ----------------------------
Expenditures
     Corporate and general expenses                    $       419     $       239     $     1,410     $       750
     Stock option compensation                                   -              48             103              60
                                                       ----------------------------    ----------------------------
                                                               419             287           1,513             810
                                                       ----------------------------    ----------------------------
     Interest income                                           (18)            (24)            (56)            (97)
     Gain on sale of marketable securities                       -               -             (75)              -
     Foreign exchange gains                                     17             (18)            (12)            (10)
     Interest expense  - debentures                              -               -               -              12
     Minority interest                                           -               -              19               -
                                                       ----------------------------    ----------------------------
LOSS BEFORE INCOME TAXES                                      (418)           (245)         (1,389)           (715)
Income tax recoveries -net (Note 4)                              -               -             563               -
                                                       ----------------------------    ----------------------------
NET LOSS FOR THE PERIOD                                       (418)           (245)           (826)           (715)
DEFICIT, BEGINNING OF THE PERIOD                           (16,534)        (15,257)        (16,126)        (14,787)
                                                       ----------------------------    ----------------------------
DEFICIT, END OF THE PERIOD                             $   (16,952)    $   (15,502)    $   (16,952)    $   (15,502)
                                                       ============================    ============================

BASIC AND DILUTED INCOME (LOSS) PER SHARE              $     (0.01)    $     (0.01)    $     (0.03)    $     (0.03)
                                                       ============================    ============================
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING           29,253,118      27,183,685      28,574,777      25,782,150
                                                       ============================    ============================

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(unaudited, 000's of Canadian dollars)

                                                       THREE MONTHS ENDED SEPT. 30,    NINE MONTHS ENDED SEPT. 30,
                                                              2004            2003            2004            2003
                                                       ----------------------------    ----------------------------
Cash Provided from (Used for) Operations
     Net loss for the period                           $       (418)   $      (245)    $       (826)   $      (715)
     Items not involving cash
        Interest expense - debentures                             -              -                -             12
        Stock option compensation                                 -             48              103             60
        Other non-cash items                                     27              1               81              2
       Minority interest                                          -              -               19              -
       Income tax recoveries (Note 4)                             -              -             (581)             -
     Changes in non-cash working capital items
        (Increase) Decrease in accounts receivable               48            (67)              (9)           (50)
        (Increase) Decrease in prepaid expenses                  (4)             -               (4)             -
        Increase (Decrease) in accounts payable                 (33)           (23)             (63)           (43)
                                                       ----------------------------    ----------------------------
                                                               (380)          (286)          (1,280)          (734)
                                                       ----------------------------    ----------------------------
INVESTING ACTIVITIES
     Mineral properties                                      (2,158)        (1,181)          (5,639)        (5,151)
     Recovery of deferred exploration expenditures                -              -                -            152
     Recovery of Reclamation deposit                              -              -              225              -
     Capital assets                                                              -                              (5)
     Investment                                                   -              -                -           (749)
     Short-term deposits                                      1,712         (2,300)          (1,991)          (174)
                                                       ----------------------------    ----------------------------
                                                               (446)        (3,481)          (7,405)        (5,927)
                                                       ----------------------------    ----------------------------
FINANCING ACTIVITIES
     Issue of share capital                                   2,067          1,183            8,132          5,820
                                                       ----------------------------    ----------------------------
NET CASH PROVIDED (USED)                                      1,241         (2,584)            (553)          (841)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD            1,285          2,623            3,079            880
                                                       ----------------------------    ----------------------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD           $      2,526    $        39     $      2,526    $        39
                                                       ============================    ============================

CASH AND CASH EQUIVALENTS, END OF THE PERIOD
     Cash and cash equivalents                         $        508    $        39     $        508           $ 39
     Cash for exploration expenditures                        2,018              -            2,018              -
                                                       ----------------------------    ----------------------------
                                                       $      2,526    $        39     $      2,526           $ 39
                                                       ============================    ============================

MANAGEMENT'S REPORT

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The financial statements of the Company have been approved by the Board of Directors.

Rudi P. Fronk
President & CEO
November 9, 2004



NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(unaudited, in Canadian dollars, except where noted)

1.   BASIS OF PRESENTATION

     These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the change, as described in Note 3. The interim consolidated financial statements should be read in conjunction with Seabridge's annual consolidated financial statements included in its 2003 Annual Report.

2.   MINERAL INTERESTS

     Expenditures on projects during the nine-month period ended September 30, 2004 were as follows (in thousands):

                                 BALANCE,      EXPENDITURES    EXPENDITURES    EXPENDITURES       BALANCE,
                              DEC. 31, 2003      QUARTER 1       QUARTER 2      QUARTER 3      SEPT. 30, 2004
                              -------------    ------------    ------------    ------------    --------------
Courageous Lake                    $  9,861        $    543         $   729        $  1,948          $ 13,081
Castle Black Rock                       278               1               -              56               335
Grassy Mountain                       2,752              74              44              81             2,951
Hog Ranch                             1,052               -               -               -             1,052
Kerr-Sulphurets                         524               -               1               -               525
Quartz Mountain                         443               -               -               -               443
Red Mountain                            427              33              27              48               535
Pacific Interm'tain Gold (1)          1,187            (29)              28              52             1,238
Other Nevada projects                   111               -               -              22               133
                              -------------    ------------    ------------    ------------    --------------
                                   $ 16,635        $    622         $   829        $  2,207          $ 20,293
                              -------------    ------------    ------------    ------------    --------------

     1. During the nine-month period, the Company received 100,000 shares from the optionee valued at $50,000. This amount has been netted against expenditures. In July 2004, the Company acquired the 25% interest which it did not own in this subsidiary for forgiving debt of $65,000 and agreeing to pay 10% of any sale of projects to third parties. The minority interest liability value on the balance sheet amounting to $208,000 has been deleted and credited against expenditures made on the project in Quarter 3.

3.   CHANGES IN ACCOUNTING POLICY

     On January 1, 2004 the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants ("CICA") handbook section 3110, Asset Retirement Obligations ("HB3110"). Under this standard, future costs of asset retirement have been recognized and recorded as a liability at fair value. The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations of $1,189,000, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 8.76% and an inflation rate of 2.0%. There was no material effect on the prior period financial statements for the change in the method of accounting for asset retirement obligations.

     The continuity of the reclamation liability for the nine-month period ended September 30, 2004 was as follows:

     -------------------------------------------------------------
     Balance, December 31, 2003                        $1,189,289
     Accretion expense                                     78,120
     -------------------------------------------------------------
     Balance, September 30, 2004                       $1,267,409
     -------------------------------------------------------------

4.   SHARE CAPITAL

     During the nine-month period, the following common shares were issued:

                                                                                   AMOUNT
                                                                  SHARES           (000'S)
                                                             ------------     ------------
          Balance, December 31, 2003                          27,584,785          $ 34,470
          For cash, private placement                          1,200,000             5,400
          For cash, flow-through private placement - net         505,000             2,067
          For cash, exercise of warrants                         225,000               563
          Value of warrants exercised                                                   78
          For cash, exercise of stock options                     75,000               102
          Value of stock options exercised                             -                21
          Renunciation of flow-through share value (1)                 -             (581)
                                                             ------------     ------------
          Balance, September 30, 2004                         29,589,785          $ 42,120
                                                             ------------     ------------

     (1) In February 2004, the Company renounced $1,608,000 in Canadian Exploration Expenditures to investors of flow-through shares in 2003. The tax value of this renunciation has been recorded as a liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance has been reduced and an income tax recovery has been recognized in the statement of operations.

     (2) During the nine-month period ended September 30, 2004, 37,500 options exercisable at $5.65 each and 25,000 options exercisable at $4.60 each were granted under the stock option plan and which were fair valued on the dates of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

          Dividend yield                       Nil
          Expected volatility                  40%
          Risk free rate of return            4.0%
          Expected life of options         3 years

     The weighted average fair value of options granted during the period was $1.65 per option, resulting in an expense totaling $103,147. These options are exercisable for five years and vested immediately upon granting.

     In addition, in August 2004, 100,000 5-year options were granted to an officer at $3.37 each. This option grant requires a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third. Once the share price has met the first test, the Company's share price performance must exceed the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. No expense has been recognized on these options during the period, as the probability of meeting the above vesting criteria remains uncertain. Compensation expense will be recognized once the vesting criteria are thought to be probable.

5.   RELATED PARTY TRANSACTIONS

     During the nine-month period ended September 30, 2004; a private company controlled by a director of the Company was paid $33,000 for technical services provided by his company related to mineral properties; and a private company controlled by a second director was paid $90,000 for corporate consulting services rendered.